SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D

                                                 (Amendment No. 2)

                                     Under the Securities Exchange Act of 1934



                                              DATAMETRICS CORPORATION
                                                 (Name of Issuer)

                                      Common Stock, par value $.01 per share
                                          (Title of Class of Securities)

                                                    238085-10-4
                                                  (CUSIP Number)

                                             Daniel Bertram, President
                                                 1717 Diplomacy Row
                                              Orlando, Florida 32809
                                                  (407) 251-4577
                (Name, Address and Telephone Number of Person Authorized
                                      to Receive Notices and Communications)

                                                   June 11, 2002
                      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





1) Name of Reporting Person

                                                  Daniel Bertram

  S.S. or I.R.S. Identification No. of Above Person

                                                 S.S # ###-##-####


2) Check the Appropriate Box if a Member of a Group (see instructions) (a) /__/
                                                                       (b) /__/

3) SEC Use Only

4) Source of Funds (see instructions)

                                                        PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                        N/A

6) Citizenship or Place of Organization.........U.S.


Number of                  (7)      Sole Voting Power...........2,205,930 (1)
Shares Bene-
ficially Owned             (8)      Shared Voting Power........0
by Each Reporting
Person With                (9)      Sole Dispositive Power......2,205,930 (1)

                           (10)     Shared Dispositive Power...0

     11)   Aggregate    Amount    Beneficially    Owned   by   Each    Reporting
Person.......2,205,930 (1)

     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions)..../__/

13) Percent of Class Represented by Amount in Row 11........ 20.14% (2)

14) Type of Reporting Person (See Instructions).....IN

     (1) Comprised of (i) 14,565 shares of Common Stock; (ii) an option to purchase 150,000 shares of Common Stock at a price of $1.00 per share; and (iii) an additional option to purchase 2,041,365 shares of Common Stock at a price of $.258 per share (the "2002 Option")

     (2) Assumes full exercise of the options described in (1)(ii) and (1)(iii) above.

Item 1.  Security and Issuer.

     This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Datametrics Corporation. (the "Issuer"), whose principal executive offices are located at 1717 Diplomacy Row, Orlando, Florida 32809.

Item 2.  Identity and Background.

         (a)  Name: Daniel Bertram

     (b) Residence or business address: c/o the Issuer, 1717 Diplomacy Row, Orlando, Florida 32809.

     (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Bertram is the President and Chief Executive Officer of the Issuer.

         (d) Involvement in Certain Legal Proceedings.  Not applicable
         (e) Party to a Civil Proceeding.  Not applicable.
         (f) Citizenship. U.S.

     Item 3. Source and Amount of Funds or other Consideration. The 2002 Option was granted to Mr. Bertram as consideration for his services as the President and Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction.

     The 2002 Option was granted to Mr. Bertram on February 28, 2002, and approved by the Board of Directors on the same date, subject to the effectiveness of a one for twenty reverse stock split of the Company's Common Stock (the "Stock Split") and the determination of the exercise price . The exercise price of the 2002 Option was determined as 50% of the average closing bid price per share of Common Stock for the first 30 trading days after the effectiveness of the Stock Split. The effective date of the Stock Split was April 26, 2002. The 2002 Option was granted to Mr. Bertram in consideration for his services as the President and Chief Executive Officer of the Issuer. The 2002 Option is fully vested and is exercisable for a period of five (5) years at a price of $.258 per share. As of the date of this filing, Mr. Bertram has not exercised any of his rights under the 2002 Option.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Bertram beneficially owns an aggregate of 2,205,930 shares of Common Stock, representing 20.14 % of the outstanding shares of Common Stock. Although there are 8,759,133 shares of the Issuer's Common Stock currently issued and outstanding, the 2,205,930 shares include the Option and the 2002 Option and the 20.14 % assumes full exercise of the Option and the 2002 Option.

     (b) Mr. Bertram possesses sole power to vote and to dispose or direct the disposition of the 14,565 shares of Common Stock and the 2,191,365 shares of Common Stock issuable upon exercise of options.

         (c)      Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Date: June 26, 2002


                                                /s/Daniel Bertram
                                                DANIEL BERTRAM